Exhibit 99.1

CORPORATE GOVERNANCE REPORT - JBS N.V.

●	Governance Report - CVM Resolution 80/2022;

●	The structure of the Governance Report reflects the content of Annex D of CVM Resolution 80/2022;

●	The Governance Report is based on the Brazilian Corporate Governance Code - Listed Companies (“CBGC”);

●	The Governance Report must be updated and submitted to the CVM by July 31st of each year.

●	Compliance with CBGC recommended practices

●	The Company’s Corporate Governance Report adopts the “practice or explain” model.

●	The company must state whether it follows each of the recommended practices and, if it does not adopt the practice or adopts it partially, it must give the reasons why it has not adopted the practice in full.

●	According to CVM itself, the supervision to be carried out by CVM on the information provided in the Corporate Governance Report will not assess the choices made by the company as to whether or not to adopt the recommended practices.s choices as to whether or not to adopt the recommended practices, but will be concerned with verifying that the information disclosed by the company on the subject is true, complete, consistent and does not mislead investors.

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 1.1. “Each share should entitle you to one vote”
Recommended practice	Option	Explanation
1.1.1 - The company’s capital stock must consist only of ordinary shares.	No

JBS N.V.’s capital structure is composed of:

(a) Class A Common Shares, which are admitted to trading on a stock exchange in the United States and confer the right to one vote per share at JBS N.V. shareholder meetings (“Class A Shares”);

(b) Class B Common Shares, which are not admitted to trading on a stock exchange in the United States or on any other organized market, which confer ten votes per share at JBS N.V. shareholder meetings and are convertible into Class A Shares (“Class B Shares”);

Class A Shares and Class B Shares will have the same economic rights.

Principle 1.2. “Shareholders’ agreements must not transfer to the signatory shareholders decisions on matters within the competence of the board of directors, the executive board or the audit committee”
Recommended practice	Option	Explanation
1.2.1 - Shareholders’ agreements must not bind the exercise of voting rights by any manager or member of the supervisory and control bodies.	Yes

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 1.3. “Management should seek to engage shareholders, encourage attendance at general meetings and a correct understanding of the matters to be decided, as well as facilitating the nomination and election of candidates to the board of directors and audit committee.”
Recommended practice	Option	Explanation
1.3.1 - Th executive board should use the general meeting to communicate the conduct of the company’s business, and the management should publish a manual to facilitate and encourage participation in general meetings.	Yes

1.3.2 - The minutes must make it possible to fully understand the discussions that took place at the meeting, even if they are drawn up in the form of a summary of the facts that took place, and must identify the votes cast by the shareholders.

Yes
Principle 1.4. “Defensive measures, if adopted by the company, should aim to prevent opportunistic acquisitions of significant portions of the company’s capital at unfavorable times in the market, preserving liquidity or maximizing the value of the shares, to the benefit of all shareholders.”
Recommended practice	Option	Explanation
1.4.1 - The board of directors must make a critical analysis of the advantages and disadvantages of the defensive measure and its characteristics, and above all of the triggers and price parameters, if applicable, explaining them.	N/A
1.4.2 - Clauses that make it impossible to remove the measure from the articles of incorporation, the so-called ’stony clauses’, should not be used.	N/A
1.4.3 - If the articles of incorporation stipulate that a takeover bid must be made whenever a shareholder or group of shareholders directly or indirectly attains a relevant stake in the voting capital, the rule for determining the price of the bid must not impose premiums substantially above the economic or market value of the shares.	N/A
Principle 1.5. “Regardless of the legal form and the terms and conditions negotiated for the transaction giving rise to the change of control, all shareholders of the company subject to the transaction must be treated fairly and equitably”
Recommended practice	Option	Explanation

1.5.1 - The company’s articles of incorporation must establish that:

(i) transactions involving the direct or indirect disposal of a controlling stake must be accompanied by a public tender offer for the takeover bid addressed to all shareholders, at the same price and under the same conditions as those obtained by the selling shareholder;

(ii) the managers must comment on the terms and conditions of corporate reorganizations, capital increases and other transactions that give rise to a change of control, and state whether they ensure fair and equitable treatment for the company’s shareholders.

Partial

Dutch law does not require such a provision to be included in the Articles of Association.

However, under Dutch law, equal treatment of shareholders applies. This means that shareholders in equal circumstances must be treated equally.  In addition, as a company whose shares are registered with the U.S. Securities and Exchange Commission (SEC), if a public tender offer is launched, U.S. law mandates equal treatment of all shareholders.

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 1.6. “The board of directors should advise shareholders on the takeover bids addressed to them”
Recommended practice	Option	Explanation
1.6.1 - The articles of incorporation must provide for the board of directors to give its opinion on any takeover bid for shares or securities convertible into or exchangeable for shares. The opinion must contain, among other relevant information, the opinion of the board of directors on the possible acceptance of the takeover bid and on the economic value of the company.	Partial

Dutch law does not require such a provision to be included in the Articles of Association.

However, in a public take-over situation, it is the fiduciary duty of the board to determine whether the offer is in the interest of the company and its stakeholders. The board will need to determine whether it recommends the public offer. In addition, U.S. tender offer rules would likely require the company (typically via a resolution of its board of directors) to state its opinion regarding a public take-over bid or explain why it is unable to take a position.

Principle 1.7. “The company’s profit allocation policy must respect the economic and financial characteristics of the business - cash generation and the need for investments - and be known to all stakeholders, shareholders and investors.”
Recommended practice	Option	Explanation
1.7.1 - The company must draw up and disclose a profit allocation policy defined by the board of directors. Among other aspects, this policy must provide for the frequency of dividend payments and the benchmark to be used to define the respective amount (percentages of adjusted net income and free cash flow, among others).	Yes
Principle 1.8. “The orientation of the company’s activities by the controlling shareholder, so as to meet the public interest that justified the creation of the mixed-capital company, must be reconciled with the interests of the other shareholders and investors in the company’s securities”
Recommended practice	Option	Explanation
1.8.1 - The articles of incorporation must clearly and precisely identify the public interest that justified the creation of the mixed-capital company, in a specific chapter.	N/A	N/A - this is not a mixed-capital company.
1.8.2 - The board of directors should monitor the company’s activities and establish policies, mechanisms and internal controls to ascertain the possible costs of meeting the public interest and any reimbursement of the company or other shareholders and investors by the controlling shareholder.	N/A	N/A - this is not a mixed-capital company.

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 2.1. “The board of directors must carry out its duties considering the company’s long-term interests, the impacts of its activities on society and the environment and the fiduciary duties of its members, acting as guardian of the company’s principles, values, purpose and governance system.”
Recommended practice	Option	Explanation

2.1.1 - The board of directors shall, without prejudice to other legal or statutory duties and other practices provided for in the Code:

(i) define business strategies, considering the impacts of the company’s activities on society and the environment, with a view to the company’s continuity and the creation of value in the long term;

(ii) periodically assess the company’s exposure to risks and the effectiveness of risk management systems, internal controls and theintegrity/compliance system and approve a risk management policy compatible with business strategies;

(iii) define the company’s ethical values and principles and ensure that the issuer maintains transparency in its relations with all stakeholders;

(iv) review the corporate governance system annually with a view to improving it.

Yes
Principle 2.2. “The board of directors should have members with a diversified profile, an adequate number of independent directors, and a size that allows for the creation of committees, the effective debate of ideas and the making of technical, impartial and informed decisions”
Recommended practice	Option	Explanation

2.2.1 - The articles of incorporation must establish that:

(i) the majority of the board of directors is made up of external members, with at least one third of independent members;

(ii) the board of directors must annually assess and disclose who the independent directors are, as well as indicate and justify any circumstances that may compromise their independence.

Yes

2.2.2 - The board of directors must approve an appointment policy that establishes:

(i) the process for appointing members of the board of directors, including an indication of the participation of other company bodies in this process;

(ii) that the board of directors should be composed taking into account the availability of time for its members to carry out their duties and the diversity of knowledge, experience, behavior, cultural aspects, age group and gender.

Yes

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 2.3. “The chairman of the board must coordinate the activities of the board of directors, seeking the effectiveness and good performance of the body and each of its members, serving as a link between the board of directors and the chief executive officer”
Recommended practice	Option	Explanation
2.3.1 - The chief executive officer must not hold the position of chairman of the board of directors.	Yes
Principle 2.4. “The board of directors should establish periodic performance evaluation mechanisms that contribute to its effectiveness and to the improvement of the company’s governance”
Recommended practice	Option	Explanation
2.4.1 - The company must implement an annual process for evaluating the performance of the board of directors and its committees, as collegiate bodies, the chairman of the board of directors, the individual directors and the governance secretariat, if any.	Yes
Principle 2.5. “The board of directors must ensure the continuity of the company’s management, preventing the succession of its main leaders from affecting the company’s performance and destroying its value”
Recommended practice	Option	Explanation
2.5.1 - The board of directors shall approve and keep up to date a succession plan for the chief executive officer, the preparation of which shall be coordinated by the chairman of the board of directors.	Partial

The Company is partially compliant with the Code’s recommended practices, as it meets the requirements set forth in item “2.5.1,” despite not having a succession plan approved by the Board of Directors.

The Nomination Committee is responsible for developing the Director succession plan. Furthermore, the Global CEO is primarily responsible for making available his recommendations and evaluations of potential successors, along with a review of any recommended development plans for such individuals.

In addition, the Board of Directors, in conjunction with the Nomination Committee, must evaluate the performance of the Board itself, individual Directors, and Committees, always considering aspects related to the succession of Executive Directors. These discussions take place without the presence of the Executive Directors, reinforcing the independence and integrity of the succession process.

Principle 2.6 “In order to perform their duties well, board of directors members must understand the company’s business”
Recommended practice	Option	Explanation
2.6.1 - The company should have an induction program for new members of the board of directors, structured in advance, so that these members are introduced to the company’s key people and its facilities and in which essential topics for understanding the company’s business are addressed.	Yes

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 2.7 “The remuneration of the members of the board of directors should be aligned with the company’s strategic objectives with a focus on its sustainability and long-term value creation”
Recommended practice	Option	Explanation
2.7.1 - The remuneration of the members of the board of directors must be proportional to their duties, responsibilities and time demands. There should be no remuneration based on attendance at meetings, and the variable remuneration of directors, if any, should not be tied to short-term results.	Yes
Principle 2.8 “The actions of the board of directors should be guided by a document containing rules that regulate its structure and form of action”
Recommended practice	Option	Explanation

2.8.1 - The board of directors must have internal regulations governing its responsibilities, attributions and operating rules, including:

(i) the duties of the chairman of the board of directors;

(ii) the rules for replacing the chairman of the board in their absence or vacancy;

(iii) the measures to be adopted in situations of conflict of interest; and

(iv) the definition of sufficient time in advance for the receipt of materials for discussion at meetings, with the appropriate depth.

Yes
Principle 2.9 “The board of directors should adopt a set of actions to ensure the effectiveness of its meetings, facilitate the work of external directors and provide transparency”
Recommended practice	Option	Explanation
2.9.1 - The board of directors must define an annual calendar with the dates of ordinary meetings, which must not be less than six nor more than twelve, in addition to calling extraordinary meetings whenever necessary. This calendar should include an annual thematic agenda with relevant issues and discussion dates.	Yes
2.9.2 - Board meetings should regularly provide for exclusive sessions for external directors, without the presence of executives and other guests, in order to align external directors and discuss issues that could create embarrassment.	Yes
2.9.3 - The minutes of board meetings must be clearly written and record the decisions taken, the people present, dissenting votes and abstentions.	Yes

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 3.1 “The executive board must manage the company’s business in compliance with the risk limits and guidelines approved by the board of directors”
Recommended practice	Option	Explanation

3.1.1 - Without prejudice to its legal and statutory duties and other practices provided for in the Code, the executive board shall:

(i) implement the risk management policy and, whenever necessary, to propose to the board any need to revise this policy in the light of amendments in the risks to which the company is exposed;

(ii) implement and maintain effective mechanisms, processes and programs for monitoring and disclosing financial and operational performance and the impacts of the company’s activities on society and the environment.

Yes
3.1.2 - The executive board must have its own internal regulations that establish its structure, its functioning and its roles and responsibilities.	Yes
Principle 3.2 “The process of appointing and filling directorships and managerial positions should aim to form a group that is aligned with the company’s ethical principles and values, taking into account diversity, including gender diversity, with a view to being filled by people with complementary skills who are qualified to face the company’s challenges.”
Recommended practice	Option	Explanation
3.2.1 - There should be no reservation of directorships or management positions for direct appointment by shareholders.	Yes
Principle 3.3. “The CEO and the board of directors should be evaluated on the basis of financial and non-financial performance targets (including environmental, social and governance aspects), in line with the company’s values and ethical principles”
Recommended practice	Option	Explanation
3.3.1 - The chief executive officer shall be assessed annually in a formal process conducted by the board of directors, based on verification of the achievement of the financial and non-financial performance targets set by the board of directors for the company.	Yes
3.3.2 - The results of the evaluation of the other officers, including the CEO’s proposals regarding the targets to be agreed and the permanence, promotion or dismissal of executives in their respective positions, must be presented, analyzed, discussed and approved at a meeting of the board of directors.	Yes	.

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 3.4. “The remuneration of board members must be aligned with the company’s strategic objectives, with a focus on its longevity and long-term value creation”
Recommended practice	Option	Explanation
3.4.1 - The remuneration of the executive board must be set through a compensation policy approved by the board of directors through a formal and transparent procedure that takes into account the costs and risks involved.	Yes
3.4.2 - Executive board remuneration should be linked to results, with medium and long-term targets clearly and objectively related to the generation of economic value for the company in the long term.	Yes
3.4.3 - The incentive structure must be aligned with the risk limits defined by the board of directors and prevent the same person from controlling the decision-making process and its respective supervision. No one should decide on their own remuneration.	Yes
Principle 4.1. “The company must have a statutory, independent and qualified audit committee”
Recommended practice	Option	Explanation

4.1.1 - The statutory audit committee must:

(i) have among its responsibilities that of advising the board of directors in monitoring and controlling the quality of financial statements, internal controls, risk management, and compliance;

(ii) be composed primarily of independent members and be coordinated by an independent director;

(iii) have at least one of its independent members with proven experience in corporate accounting, internal controls, finance, and auditing, cumulatively; and

(iv) have its own budget for hiring consultants on accounting, legal, or other matters, when the opinion of an external expert is necessary.

Yes
Principle 4.2. “The fiscal council, if installed, must be provided with the necessary resources and management support to enable its members to carry out their individual independent supervisory duties effectively”
Recommended practice	Option	Explanation
4.2.1 - The fiscal council must have its own internal regulations describing its structure, operation, work program, roles and responsibilities, without creating any obstacles to the individual actions of its members.	N/A
4.2.2 - The minutes of fiscal council meetings must comply with the same disclosure rules as the minutes of the board of directors.	N/A

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 4.3. “Independent auditors must report to the board of directors. The latter must ensure the independence of the independent auditors in their work”
Recommended practice	Option	Explanation
4.3.1 - The company must establish a policy for contracting extra-audit services from its independent auditors, approved by the board of directors, which prohibits the contracting of extra-audit services that could compromise the auditors’ independence. The company should not hire as an independent auditor anyone who has provided internal auditing services for the company for less than three years.	Yes
4.3.2 - The independent audit team must report to the board of directors, through the audit committee, if any. The audit committee should monitor the effectiveness of the independent auditors’ work, as well as their independence. It must also evaluate and discuss the independent auditor’s annual work plan and submit it to the board of directors for consideration.	Yes
Principle 4.4. “The company must structure its internal audit in a way that is compatible with the size, complexity and risks of its business, and the board of directors must ensure the qualification and independence of the professionals on the internal audit team in relation to the executive board.”
Recommended practice	Option	Explanation
4.4.1 - The company must have an internal audit department directly linked to the board of directors.	Yes
4.4.2 - If this activity is outsourced, internal audit services must not be provided by the same company that audits the financial statements. The company should not hire for internal auditing anyone who has provided independent auditing services for the company for less than three years.	Yes

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 4.5. “The company must have an appropriate risk management process and maintain internal controls and integrity/compliance programs appropriate to the size, risk and complexity of its activities”
Recommended practice	Option	Explanation
4.5.1 - The company must adopt a risk management policy, approved by the board of directors, which includes the definition of the risks for which protection is sought, the instruments used for this purpose, the organizational structure for risk management, the assessment of the adequacy of the operational structure and internal controls and the verification of their effectiveness.It should also define guidelines for establishing acceptable limits for the company’s exposure to these risks.	Yes
4.5.2 - It is the responsibility of the board of directors to ensure that the executive board has mechanisms and internal controls in place to understand, assess and control risks in order to keep them at levels compatible with the limits set, including an integrity/compliance program aimed at complying with laws, regulations and external and internal standards.	Yes
4.5.3 - The executive board must evaluate, at least annually, the effectiveness of the risk management and internal control policies and systems, as well as the integrity/compliance program, and report to the board of directors on this evaluation.	Yes

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 5.1. “The company must have a code of conduct that promotes its values and ethical principles and reflects the organizational identity and culture and a whistleblowing channel to receive criticisms, doubts, complaints and denunciations”
Recommended practice	Option	Explanation
5.1.1 - The company must have a conduct committee, endowed with independence and autonomy and directly linked to the board of directors, in charge of implementing, disseminating, training, reviewing and updating the code of conduct and the whistleblowing channel, as well as conducting investigations and proposing corrective measures relating to breaches of the code of conduct.	Yes

5.1.2 - The code of conduct, drawn up by the executive board, with the support of the conduct committee, and approved by the board of directors, must:

(i) discipline the company’s internal and external relations, expressing the expected commitment of the company, its directors, officers, shareholders, employees, suppliers and stakeholders to the adoption of appropriate standards of conduct;

(ii) manage conflicts of interest and provide for the abstention of the member of the board of directors, the audit committee or the conduct committee, if any, who, as the case may be, is conflicted;

(iii) clearly define the scope and breadth of the actions aimed at ascertaining the occurrence of situations understood to have been carried out with the use of inside information (e.g. use of inside information for commercial purposes or to obtain advantages in securities trading);

(iv) establish that ethical principles are the basis for negotiating contracts, agreements, proposals to amend the articles of incorporation, as well as the policies that guide the company as a whole, and to establish a maximum value for goods or services from third parties that managers and employees can accept free of charge or at a favored price.

Yes
5.1.3 - The whistleblowing channel must be endowed with independence, autonomy and impartiality, operating guidelines defined by the executive board and approved by the board of directors. It must be operated independently and impartially and guarantee the anonymity of its users, as well as promoting the necessary investigations and measures in a timely manner. This service can be entrusted to a third party of recognized ability.	Yes

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 5.2. “The company should establish mechanisms to deal with situations of conflict of interest in the management of the company or in general meetings”
Recommended practice	Option	Explanation
5.2.1 - The company’s governance rules must ensure the separation and clear definition of functions, roles and responsibilities associated with the mandates of all governance agents. The decision-making powers of each body must also be defined, with the aim of minimizing possible conflicts of interest.	Yes
5.2.2 - The company’s governance rules must be made public and must stipulate that any person who is not independent in relation to the matter under discussion or deliberation in the company’s management or supervisory bodies must disclose their conflict of interest or particular interest in good time. If not, these rules should provide for another person to report the conflict, if they are aware of it, and that as soon as the conflict of interest is identified in relation to a specific issue, the person involved should withdraw, including physically, from the discussions and deliberations. The rules must provide for this temporary absence to be recorded in the minutes.	Yes
5.2.3 - The company must have mechanisms for managing conflicts of interest in votes submitted to the general meeting, for receiving and processing allegations of conflicts of interest, and for annulling votes cast in conflict, even after the meeting.	Yes

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 5.3. “The company must have governance policies and practices aimed at ensuring that any and all transactions with related parties are always carried out in the best interests of the company, with full independence and absolute transparency”
Recommended practice	Option	Explanation
5.3.1 - The articles of incorporation should define which transactions with related parties should be approved by the board of directors, excluding any members with potentially conflicting interests.	Yes

5.3.2 - The board of directors must approve and implement a related party transactions policy, which includes, among other rules:

(i) the provision that, prior to the approval of specific transactions or guidelines for the contracting of transactions, the board of directors shall request from the executive board market alternatives to the transaction with related parties in question, adjusted for the risk factors involved;

(ii) prohibition of forms of remuneration for advisors, consultants or intermediaries that generate a conflict of interest with the company, its managers, shareholders or classes of shareholders;

(iii) a ban on loans to the controlling shareholder and managers;

(iv) the hypotheses of transactions with related parties that must be based on independent appraisal reports, prepared without the participation of any party involved in the transaction in question, be it a bank, lawyer, specialized consulting firm, among others, based on realistic assumptions and information endorsed by third parties; and

(v) that corporate restructurings involving related parties must ensure equitable treatment for all shareholders.

Yes
Principle 5.4. “Trading in shares or other securities issued by the company itself by shareholders, managers, members of the audit committee and other statutory bodies, and any persons with access to information must be guided by principles of transparency, fairness and ethics”
Recommended practice	Option	Explanation
5.4.1 - The company must adopt, by resolution of the board of directors, a policy for trading in securities issued by the company, which, without prejudice to compliance with the rules established by the CVM, establishes controls which make it possible to monitor the trades made and to investigate and punish those responsible in the event of non-compliance with the policy.	Yes

Report on the Brazilian Corporate Governance Code - Listed Companies

CVM Resolution No. 80 of March 29th, 2022

Principle 5.5. “Management must ensure that managers and other employees understand, in a clear and objective manner, the principles and rules on contributions and donations of amounts or goods to philanthropic, cultural, social, environmental projects or political activities.”
Recommended practice	Option	Explanation
5.5.1 - In order to ensure greater transparency regarding the use of the company’s resources, a policy on voluntary contributions should be drawn up, including those related to political activities, to be approved by the board of directors and implemented by the executive board, containing clear and objective principles and rules.	Yes
5.5.2 - The policy must stipulate that the board of directors is the body responsible for approving all disbursements related to political activities.	Partial

The Company is partially compliant with the Code’s recommended practice, as it meets the requirements set out in item “5.5.2”, although disbursements related to political activities are not approved by the Board of Directors.

The Company’s Code of Conduct, approved by the Board of Directors, states that donations to politicians and political parties on behalf of JBS are allowed only in compliance with local laws and upon a decision supported by the JBS Ethics Committee.

5.5.3 - The policy on voluntary contributions by companies controlled by the state, or which have repeated and relevant business relations with the state, must prohibit contributions or donations to political parties or persons linked to them, even if permitted by law.	N/A	Not required - it is not a company controlled by the State and does not have repeated and relevant commercial relations with the State.

Caption
Yes	The company fully complies with the recommended practice.
No	The company does not comply with the recommended practice.
Partial	The company partially complies with the recommended practice.
N/A	The recommended practice is not applicable to the Company.
Not required	Resolution 80 does not require the company to justify or explain compliance or non-compliance with the practice, as the case may be.